UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower 1 Garden Road Central Hong Kong S.A.R
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

This report and each of the exhibits to this report are hereby incorporated by reference into the registration statements on Form F-3 (No. 333-168873 and No. 333-183143) of the Company.

Entry into a Material Definitive Agreement

On November 12, 2012, China Cord Blood Corporation (the “Company”) consummated the transactions provided for in a share purchase agreement (the “Share Purchase Agreement”), dated August 15, 2012, between the Company and Cordlife Group Limited, a company limited by shares incorporated in Singapore (“Cordlife”), pursuant to which the Company sold to Cordlife, and Cordlife purchased, 7,314,015 ordinary shares of the Company (the “Treasury Shares”) for a total purchase price of approximately $20.8 million following satisfaction or waiver of all of the closing conditions set forth in the Share Purchase Agreement. Contemporaneously, China Stem Cells (South) Company Limited (“CSCS”), a 90% owned subsidiary of the Company organized under the laws of British Virgin Islands, consummated the transactions provided for in a shares repurchase agreement (the “Shares Repurchase Agreement”) with Cordlife (Hong Kong) Limited (“Cordlife HK”) pursuant to which CSCS repurchased the 10% of its shares previously held by Cordlife HK (the “CSCS Shares”) for approximately $16.8 million. In connection with the closing of these transactions, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with Cordlife and a director indemnification agreement (the “Director Indemnification Agreement”) with Jeremy Pinh Yee.

These transactions were initially disclosed in the Company’s Report of Foreign Issuer on Form 6-K furnished to the SEC on August 15, 2012. Copies of the Share Purchase Agreement and the Shares Repurchase Agreement are attached hereto as exhibits 4.1 and 4.2, respectively.

Other Events

On November 12, 2012, the Company issued a press release announcing the closing of the sale of the Treasury Shares and the repurchase of the CSCS Shares. A copy of the press release and the related Registration Rights Agreement and Director Indemnification Agreement entered into by the Company upon the closing are attached hereto as exhibits 15.1, 4.3 and 4.4, respectively.

Exhibits

Exhibit No.	Description
4.1*	Share Purchase Agreement, dated August 15, 2012.

4.2*	Shares Repurchase Agreement dated August 15, 2012.
4.3	Registration Rights Agreement between China Cord Blood Corporation and Cordlife Group Limited dated November 12, 2012.
4.4	Director Indemnification Agreement between China Cord Blood Corporation and Jeremy Pinh Yee dated November 12, 2012.
15.1	Press Release regarding closing of the Share Purchase Agreement dated August 15, 2012 and Shares Repurchase Agreement dated August 15, 2012.

* Incorporated by reference to the Company’s Report of Foreign Issuer on Form 6-K furnished to the SEC on August 15, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name: Albert Chen Title: Chief Financial Officer

Dated: November 13, 2012